Filed Pursuant to Rule
                                                   424(b)(3) in connection with
                                           Registration Statement No. 333-08011

PROSPECTUS SUPPLEMENT
(To Prospectus Dated July 19, 1996)

                                 769,579 SHARES

                               ACXIOM CORPORATION

                                  Common Stock
                                  ------------


         As described in the Prospectus attached hereto, the 769,579 shares of Common Stock being offered hereby (the "Shares") are being sold by the Selling Shareholders. See "Selling Shareholders." Shares to be sold by The Powell Group Venture Fund, L.P., a Selling Shareholder listed therein, shall include Shares to be sold by such partnership or by certain partners of the partnership after a distribution, for no additional consideration, in accordance with the terms of the Partnership Agreement.

                                  ------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  ------------

The date of this Prospectus Supplement is October 28, 1996.

                                 769,579 SHARES

                               ACXIOM CORPORATION
                                  COMMON STOCK

                           --------------------------

         The 769,579 shares of Common Stock being offered hereby (the "Shares") are being sold by the Selling Shareholders. See "Selling Shareholders." The Company will not receive any of the proceeds from the sale of the Shares being sold by the Selling Shareholders. The Shares will be offered by the Selling Shareholders directly in negotiated transactions or otherwise at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The accompanying prospectus supplement sets forth the offering price and any other terms in connection with the offering and sale of the Shares.

         Prices for the Common Stock of the Company are quoted on the Nasdaq National Market under the symbol "ACXM." On July 18, 1996, the last reported sale price of the Common Stock quoted on the Nasdaq National Market was $35.13.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  The date of this Prospectus is July 19, 1996.

                               [Inside Cover Page]

         No person has been authorized in connection with the offering made hereby to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any date subsequent to the date hereof.


                              AVAILABLE INFORMATION

         Acxiom Corporation (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

         The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                          [Inside Cover Page Continued]

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, filed by the Company with the Commission (File No. 0-13163), are hereby incorporated in this Prospectus by reference:

         (i)      Annual Report on Form 10-K for the fiscal year ended March 31,
                  1996;

         (ii) Current Report on Form 8-K dated April 30, 1996, as amended by a Form 8-K/A filed July 12, 1996;

         (iii)    Report on Form 10-C filed April 17, 1996;

         All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the offering of the Shares shall be deemed to be incorporated by reference and to be a part of this Prospectus from the date of filing of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of any such person, a copy of any or all of the documents incorporated herein by reference, other than the exhibits to such information (unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to Acxiom
Corporation, P.O. Box 2000, 301 Industrial Boulevard, Conway, Arkansas 72033-2000, Attention: Catherine L. Hughes, telephone (501) 336-1000.



                                   THE COMPANY

         The Company's traditional business is the provision of data processing and related computer-based services to direct marketing organizations and to the marketing departments of large corporations in the United States and the United Kingdom. Since its inception in 1969, the Company has evolved into what management believes, based upon its knowledge of the industry, is a leading provider of computer-based services to the direct marketing industry. The Company offers a broad range of services to direct marketers and to other businesses which utilize direct marketing techniques such as direct mail advertising, database marketing and mining of data warehouses. The Company assists its customers with the marketing process, from project design, to list cleaning, list enhancement and list production, to database creation and management, to fulfillment and consumer response analysis.

         The Company also offers outsourcing/facilities management and information management services whereby the Company manages the data processing and information systems functions for its customers. Such customers and prospects include traditional direct marketing companies as well as companies which manage information about households and businesses. Management anticipates that delivery of data and information products will continue to expand during the foreseeable future, and that such services will increasingly generate a greater percentage of the Company's revenue.

         The Company was incorporated in Delaware in 1983 and succeeded by merger to the business of Conway Communications Exchange, Inc., an Arkansas corporation incorporated in 1969 as Demographics, Inc., which thereafter changed its name to Conway Communications Exchange, Inc. Effective upon the 1983 merger, the Company operated as CCX Network, Inc. until 1988, when the name Acxiom Corporation was adopted.

         The executive offices of the Company are located at 301 Industrial Boulevard, Conway, Arkansas 72032, telephone number: (501) 336-1000.

                               RECENT DEVELOPMENTS

         On April 1, 1996, the Company purchased substantially all of the assets and assumed certain liabilities of Direct Media/DMI, Inc. ("DMI") for Twenty-Five Million Dollars ($25,000,000.00). The purchase price is payable in three years and may, at DMI's option, be paid in 1,000,000 shares of the Company's Common Stock in lieu of cash. Headquartered in Greenwich, Connecticut, DMI provides list brokerage, management and consulting services to business-to-business and consumer list owners and mailers.

         On April 9, 1996, the Company acquired all of the outstanding capital stock of Pro CD, Inc. ("Pro CD"), a publisher of reference software on CD-ROM (the "Acquisition"). The Company exchanged 1,656,662 shares of its Common Stock for all of the outstanding shares of capital stock of Pro CD. Additionally, the Company assumed all of the outstanding options granted under Pro CD's employee stock option plans, with the result that as of April 9, 1996, 147,068 shares of the Company's Common Stock were subject to issuance upon exercise of such options. Pro CD is headquartered in Danvers, Massachusetts. The transaction was accounted for as a pooling of interests.

                         USE OF PROCEEDS BY THE COMPANY

         The Company will neither receive any proceeds from the Shares being offered by the Selling Shareholders, nor will any such proceeds be available for use by it or for its benefit.

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

         The following table shows for the periods indicated the high and low closing sales prices of the Common Stock as quoted on the Nasdaq National Market.


      Fiscal Year Ended                         High              Low
March  31,  1995:
      First Quarter                           $ 11             $  9-1/4
      Second Quarter                            14-1/4           10-1/4
      Third Quarter                             15               13
      Fourth Quarter                            18               13-5/8

March  31,  1996:
      First Quarter                           $ 25-1/4         $ 16-1/4
      Second Quarter                            28-1/4           22-3/4
      Third Quarter                             31-3/4           26
      Fourth Quarter                            28               22-1/2

March  31,  1997:
      First Quarter                           $ 35-3/4         $ 23-7/8
      Second Quarter (through July 18, 1996)    36-1/4           32-1/2


         The information in the table above has been retroactively adjusted to reflect a two-for-one stock split effected in the form of a stock dividend effective January 10, 1995.

         A recent reported closing sales price of the Common Stock as quoted on the Nasdaq National Market is set forth on the cover page of this Prospectus.

         The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain earnings to provide funds for its business operations and for the expansion of its business. Thus, it does not anticipate paying cash dividends in the foreseeable future.

                              SELLING SHAREHOLDERS

         As discussed under "Recent Developments," the Company, on April 9, 1996, acquired all of the outstanding capital stock of Pro CD, Inc. Shareholders of Pro CD received, in the aggregate, 1,656,662 shares of the Company's Common Stock in exchange for the shares of capital stock of Pro CD held by them. Under the terms of such Acquisition, the shareholders of Pro CD received the right to demand registration of their shares of Common Stock of the Company. The table below sets forth the name of each former stockholder of Pro CD and the number of shares of Company Common Stock received by each of them pursuant to the Acquisition. Additionally, set forth beside each name in the following table is the number of shares of Company Common Stock to be offered by such individual pursuant to the offering described herein.


                                                           Number of Shares of
                                  Number of Shares of      Acxiom Common Stock
                                  Acxiom Common Stock    to be Offered Pursuant
           Name                    Beneficially Owned       to this Offering
Battery Ventures III, L.P.(1)            282,981                 282,981
James E. Bryant, Jr.                     741,405                  37,070
The James Bryant Irrevocable              59,955                  59,955
     Children's Trust
Thomas C. Clark                              860                     860
Loretta Howard 1947 Trust f/b/o            2,664                   2,664
     Deirdre Pirie Trustee -
     Harris Bank Winnetka
Highland Capital Partners II             282,981                 282,981
     Limited Partnership(1)
Charles V. McDermott                      30,353                  30,353
The Powell Group Venture Fund,            14,089                  14,089
     L.P.
The Powell/Pro CD Fund                    26,646                  26,646
Private Trust Company (Scott M.          204,164                  20,416
     Beatty)
Dominic A. Visconsi, Jr.                  10,564                  10,564


(1) Shares to be sold in this offering by Battery Ventures III, L.P. may be sold by the partnership or by certain limited partners of the partnership after a distribution, for no additional consideration, in accordance with the terms of the partnership agreement.

(2)      Shares to be sold in this  offering  by  Highland  Capital  Partners II
         Limited  Partnership  may be  sold  by the  partnership  or by  certain limited  partners  of the  partnership  after  a  distribution,  for no
         additional   consideration,   in  accordance  with  the  terms  of  the
         partnership agreement.

         Pursuant to the terms of a Registration Rights Agreement (as defined below) and a Stock Purchase Agreement (as defined below) each of Trans Union Corporation ("Trans Union") and Marmon Industrial Corporation ("MIC") is entitled to registered shares of the Company's Common Stock held by it in the event the Company determines to file a registration statement for shares of the Company's Common Stock. In August of 1995, Trans Union and MIC requested the Company to register, in the aggregate, 1,960,000 shares of the Company's Common Stock. Trans Union has notified the Company of its desire to include 500 additional shares of the Company's Common Stock held by it in the registration statement of which this prospectus is a part. The Company has also agreed to register 500 shares of the Company's Common Stock held by Mayari Pritzker, wife of Robert A. Pritzker, chairman of MIC and a director of the Company. The following table sets forth the number of shares of Company Common Stock held by each of Trans Union and Mrs. Pritzker and the number of shares of Company Common Stock to be included by each of them pursuant to this offering.

                                                         Number of Shares of
                             Number of Shares of         Acxiom Common Stock
                             Acxiom Common Stock        to be Offered Pursuant
        Name                 Beneficially Owned            to this Offering
Trans Union Corporation          960,500(1)                      500(2)
Mayari Pritzker(3)                   500                         500


         (1) Additionally, pursuant to the terms of a Warrant (as defined below), Trans Union has the right to purchase up to 2,000,000 shares of the Company's Common Stock at exercise prices ranging from $5.625 to $7.125 per share; however, the total number of shares held by Trans Union (excluding any shares acquired by Trans union in the open market) may not exceed 10% of the Company's then issued and outstanding shares.

         (2) These shares were transferred to Trans Union from Harry C. Gambill, a director, but not an officer, of the Company. Each director who is not an officer of the Company receives an annual grant of 500 shares of unregistered Common Stock and a $1,500 fee for each meeting he or she attends. Pursuant to Trans Union policy, any retainer fees received by Mr. Gambill become the property of Trans Union.

         (3) Mrs. Pritzker is the wife of Robert A. Pritzker, a director, but not an officer, of the Company. Each director who is not an officer of the Company receives an annual grant of 500 shares of unregistered Common Stock and a $1,500 fee for each meeting he or she attends. Mr. Pritzker transferred ownership of his 500 shares of Common Stock to his wife.

         MIC is the parent company of Trans Union, and, taking into account the shares of the Company's Common Stock that Trans Union could purchase pursuant to the Warrant, Trans Union and MIC jointly would beneficially own approximately 13.7% of the Company's then outstanding shares. Trans Union and the Company are parties to a Data Agreement (as defined below) pursuant to which the Company is providing Trans Union with various Data Center management services and will do so through the year 2002. Also, pursuant to the terms of the Data Agreement, Trans Union has the right to designate two individuals to be elected to the Company's Board of Directors. Currently, Harry C. Gambill of Trans Union and Robert A. Pritzker of MIC are members of the Company's Board of Directors.

Collectively, Mrs. Pritzker, Trans Union, and the former shareholders of Pro CD are referred to herein as the "Selling Shareholders."

                          DESCRIPTION OF CAPITAL STOCK

         The following description of the Company's capital stock is qualified in its entirety by the provisions of the Company's Amended and Restated Certificate of Incorporation, the Company's By-Laws, the Data Center Management Agreement dated as of July 27, 1992, and as amended on August 31, 1994 ("Data Agreement"), between the Company and Trans Union, the Warrant, effective August 31, 1992 (the "Warrant"), issued to Trans Union to purchase 2,000,000 shares of the Company's Common Stock, the Registration Rights Agreement effective August 31, 1992, and as amended on August 31, 1994 ("Registration Rights Agreement"), between the company and Trans Union, a Letter Agreement (the "Second Letter Agreement") dated as of August 31, 1994 between the Company and Trans Union, and the Stock Purchase Agreement (the "Stock Purchase Agreement") dated October 26, 1994 between the Company and MIC, which are exhibits to the registration statement of which this Prospectus is a part.

         The authorized capital stock of the Company currently consists of 60,000,000 shares of Common Stock $0.10 par value per share ("Common Stock"), and 1,000,000 shares of Preferred Stock, $1.00 par value per share ("Preferred Stock,"). At June 30, 1996, 25,474,184 shares of the Company's Common Stock were outstanding. No shares of the Company's Preferred Stock currently are outstanding. The Company will request shareholders at the Annual Meeting of Shareholders, to be held July 24, 1996, to approve an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of Common Stock from 60,000,000 to 200,000,000.

Common Stock

         General Provisions. Subject to the prior rights of the holders of any shares of Preferred Stock that may be outstanding, the holders of Common Stock are entitled to such dividends as the Board of Directors, in its discretion, may declare out of earnings and surplus. Holders of shares of Common Stock are entitled to one vote for each share held on all matters brought before the holders of Common Stock, including the election of directors. The Common Stock has no cumulative voting rights, is not redeemable, and has no preemptive or conversion rights. In the event of liquidation, dissolution or winding up of the Company, whether voluntarily or involuntarily, the holders of Common Stock will be entitled to share ratably in any assets or funds of the Company remaining after payment of the Company's liabilities and of preferences on any outstanding shares of Preferred Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

         The Transfer Agent and Registrar for the Common Stock is First Chicago Trust Company of New York, located in Jersey City, New Jersey.

         Certain Other Provisions. Certain of the provisions contained in the Amended and Restated Certificate of Incorporation and By-Laws of the Company are designed to deter, or may have the effect of deterring, certain efforts to seek changes in the control of the Company without approval of the Board of Directors. These provisions tend to discourage such attempts because of the additional time and expense involved and the increased risk of failure. As a result, the provisions may adversely affect the price that a potential purchaser would be willing to pay for the Common Stock, thereby reducing the amount a shareholder might realize in, for example, certain tender offers for the Common Stock.

         The Company's Board of Directors is classified into three classes, as nearly equal in number as possible, with the members of each class being elected to hold office for three year terms with approximately one-third elected annually. Therefore, a change in the control of the Board of Directors cannot be accomplished in any one year, and at least two annual meetings of the holders of the Common Stock must be held before a majority of the members of the Board of Directors can be changed. This provision of the Amended and Restated Certificate of Incorporation may not be amended, altered or repealed without the affirmative vote of the holders of 80% of the votes entitled to be cast by the holders of the Common Stock.

         The Amended and Restated Certificate of Incorporation also provides that shareholders may take action without a meeting only by unanimous written consent. This provision may not be amended, altered or repealed without the affirmative vote of the holders of 80% of the votes entitled to be cast by the holders of the Common Stock.

         The Amended and Restated Certificate of Incorporation requires the approval of the holders of at least 80% of the votes entitled to be cast by the holders of the Common Stock for a broad spectrum of transactions defined therein as "Business Combinations" involving the company and any person or group holding 5% or more of the Common Stock ("Interested Stockholder"). Such special voting requirement does not apply if the transaction is either approved by a majority of the members of the Board of Directors who are unaffiliated with the Interested Stockholder, and who were Directors before the Interested Stockholder became an Interested Stockholder, or certain minimum price and procedural requirements are met. This provision of the Amended and Restated Certificate of Incorporation may not be amended, altered or repealed, except by the supermajority vote required to approve a Business Combination.

         The Amended and Restated Certificate of Incorporation requires the approval of the holders of at least 66-2/3% of the votes entitled to be cast by the holders of the Common Stock to approve any merger or consolidation of the Company with any other person, or any sale, lease, exchange, mortgage, pledge, transfer or other disposition by the Company of its property or assets, and any dissolution or liquidation of the Company for which the General Corporation Law of the State of Delaware requires shareholder approval.

         Agreements with Trans Union. Pursuant to the First and Second Letter Agreements, which were executed in connection with the Data Agreement, the Company has agreed to use its best efforts to cause two persons designated by Trans Union to be elected to the Board of Directors of the Company. At the date hereof, Trans Union has designated Harry C. Gambill and Robert A. Pritzker to be members of the Company's Board of Directors. This undertaking by the Company is in effect from August 31, 1992 until the later of August 31, 2002 or termination of the Data Agreement.

         As part of the consideration for the Data Agreement, the Company issued to Trans Union a Warrant to purchase up to 2,000,000 shares of Company Common Stock prior to August 21, 2000, at exercise prices ranging from $5.625 per share to $7.125 per share. The terms of the Warrant specifically provide that in no event may Trans Union or any future holder of the Warrant purchase a number of shares of Common Stock pursuant to the Warrant so that such person would then hold more than 10% of the Company's outstanding Common Stock by virtue of such person's ownership of the shares received as consideration for the Data Agreement and any Common Stock purchased pursuant to the Warrant.

         If, at any time before the later of August 31, 2002 or termination of the Data Agreement, any specified owner, or specified group of owners, who has Company Common Stock shall wish to sell an amount of stock equal to at least 10% of the outstanding Common Stock of the Company in a single transaction or a related series of transactions ("Block Sale"), the Company shall take such actions as may be necessary to assure that there is made available to Trans Union, whether by the proposed purchaser or by the Company itself, an offer to purchase all (or such portion as Trans Union might wish) of the Company Common Stock then owned by Trans Union as a result of the Data Agreement. Such offer to purchase shall be simultaneous with, and pursuant to the same terms and conditions of, the Block Sale.

         Pursuant to the Data Agreement, Trans Union has a right to purchase additional shares of Common Stock from the Company in the event the Company issues additional Common Stock.

         Pursuant to the Registration Rights Agreement and the Stock Purchase Agreement, Trans Union and MIC have the right, subject to certain conditions, to require the Company to register under the Securities Act of 1933 any shares of the Company's Common Stock held by them which they wish to sell. Trans Union has, in connection with the offering described herein, elected to exercise its registration rights with respect to 500 shares of the Company's Common Stock currently held by Trans Union received from Harry C. Gambill. See "Selling Shareholders." Trans Union and MIC previously exercised such right with respect to 1,960,000 shares of the Company's Common Stock and such shares are currently registered pursuant to an effective registration statement.

         Until August 31, 1997, the Company has, within limited exceptions, a right of first refusal to repurchase shares of Company Common Stock held by Trans Union and its affiliates as a result of the Data Agreement in the event of a proposed resale by them of such shares.

Preferred Stock

         The Company's Board of Directors is authorized to issue Preferred Stock, $1.00 par value per share, in series and to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof.

         The Board of Directors has not authorized the issuance of any series of Preferred Stock.

                              PLAN OF DISTRIBUTION

         The Shares offered hereby are being sold by the Selling Shareholders for their own account. See "Selling Shareholders."

         Any distribution hereunder of the Shares by the Selling Shareholders may be effected from time to time in one or more of the following transactions:
(a) through brokers, acting as principal or agent, in transactions (which may involve block transactions), in special offerings, on the Nasdaq National Market, in the over-the-counter market, or otherwise, at market prices obtainable at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, (b) to underwriters who will acquire Shares for their own account and resell the Shares in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time), (c) directly or through brokers or agents in private sales at negotiated prices, (d) to lenders pledged as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, thereunder, (e) by any other legally available means. In addition, offers to purchase the Shares may be solicited by agents designated by one or more of the Selling Shareholders from time to time. Underwriters or other agents participating in an offering made pursuant to this Prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions under the Securities Act of 1933, as amended, discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in such transactions may receive brokerage or agent's commissions or fees.

         At the time a particular offering of Shares is made hereunder, to the extent required by law, a supplement to this Prospectus will be distributed which will set forth the number of Shares being offered and the terms of the offering, including the purchase price or public offering price, the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for any Shares purchased from the Selling Shareholders, and discounts, commissions and other items constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or filed or paid to dealers.

         In order to comply with the securities laws of certain states, if applicable, the Shares will be sold hereunder in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold hereunder unless the Shares have been registered or qualified for sale in such state or a valid exemption from registration or qualification is available and complied with.

         The Company shall pay all expenses of the preparation and filing of the registration statement of which this prospectus is a part, including all filing fees, expenses of complying with state securities or Blue Sky laws, fees and disbursements of counsel for the Company, and accountants' fees as well as fees and expenses not to exceed $10,000 for counsel to the Pro CD Selling
Shareholders. The Selling Shareholders shall pay all commissions incurred by them and all fees and disbursements of counsel for the Selling Shareholders in excess of Ten Thousand Dollars ($10,000.00).

                                  LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Friday, Eldredge & Clark, Little Rock, Arkansas.

                                     EXPERTS

         The consolidated financial statements and schedule of the Company as of March 31, 1996 and March 31, 1995 and for each of the years in the three-year period ended March 31, 1996, which are incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996, have been incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. To the extent that KPMG Peat Marwick LLP audits and reports on consolidated financial statements of the Company at future dates, and consents to the use of their report thereon, such financial statements also will be incorporated by reference in the Registration Statement in reliance upon their report and said authority.